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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:         Paul Cline

   Shannon Menjivar

   Ruairi Regan

   Pam Howell

Re:	Bally’s Chicago, Inc. Draft Registration Statement on Form S-1 Submitted May 9, 2023 CIK No. 0001935799

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 9, 2023 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 5, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Cover Page, page i

1.	We note the disclosure in the risk factor on page 48 that “under the Host Community Agreement, we have committed that 25% of our ownership interests will be owned by women, minority individuals or minority-owned and controlled entities no later than 12 months following the effective date of the agreement, or such later date as may be determined by the City of Chicago.” We note that the class A membership interests being offered in this registration statement will equal 25% of the membership interests, with the additional 75% in class B membership interests owned by Bally’s. We also note transfer restrictions on page 118 consistent with the requirement from the Host Community Agreement. To the extent the class A membership interests being registered are subject to restrictions relating to the class of investors to whom such membership interests may be purchased, please provide clear disclosure throughout the prospectus, including cover page and plan of distribution and clearly discuss the risks associated with these restrictions, We may have further comment.

July 18, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 10, 11, 21, 23, 25, 28, 60, 97, 122, 125, 126, and 127 of Submission No. 2 in response to the Staff’s comment.

2.	Please clarify the “certain other qualification criteria” relating to the transferability of the class A membership interests.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 126 and 127 of Submission No. 2 in response to the Staff’s comment.

3.	We note the statement that “we made a number of assumptions to determine the value of our Class A Interests.” Please clarify whether you meant determining the “price” of the class A interests. If not, please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of Submission No. 2 in response to the Staff’s comment.

4.	Please clearly disclose any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. See Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of Submission No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that, at the moment, it does not expect to need an escrow, trust, or similar account. To the extent such account is needed in the future, the Company will promptly disclose it in a subsequent filing with the Commission.

Prospectus Summary, page 1

5.	Please clarify the timing for the opening of your temporary casino.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 5, 89, and 90 of Submission No. 2 in response to the Staff’s comment.

6.	We note the examples provided on pages 14 and 15 show equal distributions to each class of interests and assume an equal amount of Class A-1, A-2, A-3 and A-4 Interests outstanding. Please confirm you plan to sell equal amounts of each class or provide examples of distributions when Class A-1, A-2, A-3 and A-4 Interests are not outstanding in equal amounts based, for example, on the amounts of each class you propose to sell.

July 18, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 15 of Submission No. 2 in response to the Staff’s comment.

7.	We note the statement on page 25 that “we cannot guarantee that we will offer financing options to you similar to those being offered in this offering.” Please clearly disclose on the cover page and plan of distribution the financing options being offered in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 27 of Submission No. 2 to clarify that the financing options are referring to the Subordinated Loans being provided to the Company in connection with the offering. The Company respectfully advises the Staff that the Subordinated Loans are already disclosed on the cover page.

Use of Proceeds, page 67

8.	Please set forth the interest rate and maturity of the Intercompany Note. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13, 29, and 112 of Submission No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that certain of the terms of the Intercompany Note have not been finalized at the moment, and they will be disclosed upon finalization in a subsequent filing with the Commission.

Dividend Policy, page 68

9.	Given the significant time to completion of the permanent casino, please clarify throughout the prospectus the estimated timing of commencing paying dividends.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13, 14, 22, 26, 27, 61, and 71 of Submission No. 2 in response to the Staff’s comment.

Dilution, page 71

10.	Given that this offering is on a best efforts basis, please provide the dilution information at varying levels of proceeds raised in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 74 of Submission No. 2 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

11.	Please provide an expanded description of your plan of operations including your plans and timing to use the proceeds of your credit facility, the subordinated loans and monies received under the terms of the Oak Street Lease Agreement to finance the development of your casino properties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 79, 80, and 81 of Submission No. 2 in response to the Staff’s comment.

July 18, 2023

12.	Please describe the material terms of your credit facility and file it as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 120 of Submission No. 2 to include a description of certain of the anticipated terms of the credit facility. The Company respectfully advises the Staff that the terms of the credit facility have not been finalized at this time, and once finalized its material terms will be disclosed in a subsequent filing with the Commission. The Company has also updated the exhibit index of Submission No. 2 to reflect that it will be filing the credit facility in a subsequent submission.

13.	Please reconcile the statement on page 74 that “we will be required to use a large portion of our revenues to pay dividends to our shareholders in order for them to service the Subordinated Loans” with the dividend policy disclosure on page 68 which states you intend to issue dividends but you have not adopted a formal dividend policy and are not contractually obligated to pay dividends.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 77 of Submission No. 2 in response to the Staff’s comment.

Business

Design and Construction, page 83

14.	Please clarify the timeline and major milestones for the development and construction of your permanent resort and casino. We note your disclosure regarding Tribune vacating the site on or prior to July 5, 2024 yet you also state that you expect the permanent resort and casino to be completed by the end of 2026 and that you expect the permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Thirty-six months from the July 5, 2024 date would be July 5, 2027. Please reconcile these statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 5, 87, 90, and 91 of Submission No. 2 in response to the Staff’s comment.

15.	Please clearly disclose the material terms of the Oak Street Lease Agreement, including the monthly or annual rent amount.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 87, 88, and 89 of Submission No. 2 in response to the Staff’s comment.

Host Community Agreement with the City of Chicago, page 88

16.	Please provide an expanded description of the Host Community Agreement which addresses all the material terms of the agreement including, as examples, its term, the aggregate payments under the agreement and the amounts you will be required to have and maintain to fund all amounts necessary to allow you to complete your obligations under the agreement. Please file the Host Community Agreement as an exhibit. We may have further comments once we review the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10, 96, and 97 of Submission No. 2 in response to the Staff’s comment. The Company has also filed the Host Community Agreement as an exhibit to Submission No. 2.

July 18, 2023

Management, page 96

17.	It appears you will provide additional disclosure regarding your management and directors. Please file material agreements with management and directors as exhibits including for example the offer letter with Ameet Patel and the indemnification agreements with your directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include additional directors and officers in a subsequent submission. The Company has also updated the exhibit index of Submission No. 2 to reflect that it will be filing material agreements with management and directors in a subsequent submission.

Transactions With Related Persons, page 105

18.	For the intercompany note please disclose the interest rate. Please also clearly disclose the subordinated loans. See Item 404(a)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 112 and 113 of Submission No. 2 in response to the Staff’s comment.

Description of Ownership Interests, page 107

19.	We note that you have 100 shares of common stock outstanding, as reflected in the financial statements. Please provide clear disclosure of what these membership interests represent and the rights and benefits as they relate to the common stock. For instance, clarify whether the common stock will be entitled to vote for directors, clarify how the common stock ownership features in the corporate structure as reflected on page 12, preferences in liquidation rights, etc. In addition, please clearly disclose those matters that would not be submitted to the membership interests for a vote, when they would vote with the common stock, and how such voting with common stock would be allocated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 72 of Submission No. 2 to clarify that the current common stock will be converted into Class B Interests at the time of the initial public offering.

20.	Please reconcile the disclosure on page 110 that “our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms” with the disclosure on page 96 which states “each director’s term will continue until the annual meeting of stockholders next held after his or her election.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 103 of Submission No. 2 in response to the Staff’s comment.

Plan of Distribution, page 113

July 18, 2023

21.	We note your disclosure that you agree you will not accept any offers to purchase Class A Interests unless the aggregate gross proceeds to you are equal to or greater than $50,000,000 (or such lesser amount as may be agreed by mutual consent by you and Loop Capital Markets LLC). Also, we note your disclosure that if you do not receive sufficient reservations to sell all of the Class A Interests being offered hereby, you may provide notice on your and other websites that this offering has been cancelled or modified. We also note disclosure referencing an escrow account and that funds will be released by the escrow agent upon confirmation by the escrow agent that... the minimum contingency for this offering has been satisfied. Please reconcile with your disclosure on the cover page that there is no minimum number of Class A Interests to be sold or minimum aggregate offering proceeds for this offering to close.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 121 and 124 of Submission No. 2 in response to the Staff’s comment.

22.	We note the disclosure that “upon review of the information that you provide in the account opening questionnaire, we and the City of Chicago will determine, in our sole discretion, whether you meet the criteria for investing in the Class A Interests.” Please clearly disclose all criteria that will be used to determine whether a potential investor meets the criteria for investing in the Class A Interests.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 122, 126, and 127 of Submission No. 2 in response to the Staff’s comment.

23.	Please clearly define who is included in the term “protected class” as referenced on page 118.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 126 and 127 of Submission No. 2 in response to the Staff’s comment.

24.	Please include a discussion of how you determined the offering price, as required by Item 505 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 121 of Submission No. 2 in response to the Staff’s comment.

Interests Eligible for Future Sale, page 118

25.	Please provide an expanded description of the restrictions on transferability to explain clearly the circumstances where Class A interests may be transferred. We note your statement on the cover page that Class A Interests can only be transferred to nonimmediate family members that qualify as residents of Chicago, Illinois that have satisfied certain other qualification criteria, as determined by you in your sole discretion. Also, clarify the reference to protected classes on page 118. Address the transfer restrictions in your risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 126 and 127 of Submission No. 2 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences to U.S. Holders, page 123

July 18, 2023

26.	Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer in the last paragraph on page 123 that the discussion does not constitute tax advice. Investors are entitled to rely on your disclosure. Lastly, we note the disclosure under legal matters states Latham & Watkins will be passing upon certain tax matters. Please file the tax opinion as an exhibit or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 131 and 136 of Submission No. 2 in response to the Staff’s comment.

Exhibits

27.	Please file all material agreements as exhibits including the agreement governing your credit facility, the Oak Street Lease Agreement, the Lease Modification Agreement, the Intercompany Note Agreement, and the agreement with the escrow agent.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the exhibit index of Submission No. 2 to reflect that it will be filing all material agreements. The Company also respectfully advises the Staff that it intends to file the credit facility, the Oak Street Lease Agreement, the Lease Modification Agreement, and the Intercompany Note Agreement in a subsequent submission. The Company respectfully advises the Staff that, at the moment, it does not expect to need an escrow, trust, or similar account. To the extent such account is needed in the future, the Company will promptly disclose it and file the related agreement in a subsequent filing with the Commission.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:           (via email)

Ameet Patel, Bally’s Chicago, Inc.

Sony Ben-Moshe, Esq., Latham & Watkins LLP

John Slater, Esq., Latham & Watkins LLP